(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited - in U.S. Dollars, tabular amounts in thousands)

Notice of no auditor review

The accompanying condensed consolidated interim financial statements of Quaterra Resources Inc. for the six months ended June 30, 2016 were prepared by management and have not been reviewed by its independent auditor.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - in thousands of U.S. Dollars)

	Note	June 30, 2016	December 31, 2015
Assets		$	$
Current assets:
Cash and cash equivalents		4,345	4,522
Short-term investments		2,000	-
Amounts due from exploration partner		-	48
Goods and services tax receivable		3	5
Amount due from Freeport-McMoRan Mineral Properties	4 (d)	988	1,935
Prepaid and deposits		38	81
		7,374	6,591
Non-current assets:
Equipment	3	8	14
Mineral properties	4	27,434	30,300
Reclamation bonds		70	52
		27,512	30,366
Total Assets		34,886	36,957

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		59	526
Convertible notes	6	453	379
Loan payable	5	528	515
		1,040	1,420
Non-current liability
Derivative liability - warrants	7	671	1,392
		671	1,392
Total Liabilities		1,711	2,812
Shareholders' Equity
Share capital		100,051	100,051
Share-based payment reserve		18,560	18,424
Deficit		(85,436)	(84,330)
		33,175	34,145
Total Liabilities and Shareholders' Equity		34,886	36,957

(See the accompanying notes to condensed consolidated interim financial statements)

Approved on behalf of the Board of Directors on August 11, 2016:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - in thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
				$	$
General administrative expenses
Administration and general office expense		146	76	212	128
Consulting		20	41	58	83
Depreciation		5	3	6	6
Directors' fees		9	-	18	-
Investor relations and communications		23	22	45	34
Personnel costs		145	248	240	413
Professional fees		50	122	98	162
Share-based payments	8 (a)	136	2	136	12
Transfer agent and regulatory fees		26	10	35	26
Travel and promotion		16	21	40	33
		(576)	(545)	(888)	(897)

Exploration partner fees & interest	4 (b)	-	-	25	-
Fair value gain (loss) on derivative liability		-	(1,588)	731	(1,321)
Foreign exchange gain (loss)		56	(10)	32	44
General exploration costs		7	(5)	(5)	(9)
Gain (loss) on disposal of assets		112	(42)	455	(42)
Impairment of mineral property	4 (c)	(1,445)	-	(1,445)	-
Interest expense and other		37	(20)	(11)	(37)
		(1,233)	(1,665)	(218)	(1,365)

Net loss and comprehensive loss for the period		(1,809)	(2,210)	(1,106)	(2,262)

Loss per share - basic and diluted		(0.01)	(0.01)	(0.01)	(0.01)
Weighted average number of common shares outstanding		193,479,416	193,479,416	193,479,416	193,479,416

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in thousands of U.S. Dollars)

	Six months ended June 30,
	2016	2015
	$	$
Operating activities
Net loss for the period	(1,106)	(2,262)
Items not involving cash:
Depreciation	6	6
Fair value (gain) loss on derivative liability	(731)	1,321
(Gain) loss on disposal of assets	(455)	42
Interest expenses	66	42
Impairments	1,445	-
Share-based payments	136	12
	(639)	(839)
Changes in non-cash working capital
Taxes and other receivables	-	(4)
Prepaid and deposits	43	(24)
Accounts payable and accrued liabilities	(105)	(199)
Cash used in operating activities	(701)	(1,066)

Financing activities
Loan payable	-	500
Cash provided by financing activities	-	500

Investing activities
Expenditures on mineral properties	(3,654)	(1,046)
Due from exploration partners	48	15
Proceeds from option agreement	3,825	1,525
Proceeds from sale of mineral properties	2,000	2,000
Proceeds from disposal of assets	455	-
Reclamation bonds	(18)	(1)
Short-term investments	(2,000)	-
Cash provided by in investing activities	656	2,493
Effect of foreign exchange on cash	(132)	(38)
(Decrease) increase in cash and cash equivalents	(177)	1,889
Cash and cash equivalents, beginning of period	4,522	1,482
Cash and cash equivalents, end of period	4,345	3,371

Supplemental cash flow information (Note 10)

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in thousands of U.S. Dollars, except for shares)

	Common Shares		Share-based
	Number of	Amounts	payment reserve	Deficit	Total
	Shares	($)	($)	($)	($)
Balance, December 31, 2014	193,479,416	100,051	17,002	(81,226)	35,827
Share-based payments			12		12
Derivative liability - warrants			1,280		1,280
Net loss for the period				(2,262)	(2,262)
Balance, June 30, 2015	193,479,416	100,051	18,294	(83,488)	34,857
Share-based payments			196		196
Derivative liability - warrants			(66)		(66)
Net loss for the period				(842)	(842)
Balance, December 31, 2015	193,479,416	100,051	18,424	(84,330)	34,145
Share-based payments			136		136
Net loss for the period				(1,106)	(1,106)
Balance, June 30, 2016	193,479,416	100,051	18,560	(85,436)	33,175

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

1.	Nature and Continuance of Operations

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada, under the Business Corporations Act (British Columbia) on May 11, 1993. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and traded at OTCQX Markets. The principal address of the Company is 1199 West Hastings Street, Suite 1100, Vancouver, British Columbia, Canada, V6E 3T5.

The Company is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada, United States.

On June 30, 2016, the Company concluded its previously announced sale of its 50% interest in the Nieves project, Mexico, with the payment of the final $1.0 million tranche received (Note 4(b)).

On June 13, 2016, the Company announced that Freeport-McMoRan Nevada LLC (“Freeport Nevada”) had extended the current Stage 2 of the Membership Interest Option Agreement (the “Option Agreement”) for up to two years by making option payments totaling $5.75 million (Note 4(a)).

On January 15, 2016, the Company sold its 100% owned subsidiary, Minera Agua Tierra S.A. de C.V. to a private Mexican entity for gross proceeds of $500,000. $342,661 was received in January 2016 after withholding tax and finder’s fees.

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete the exploration activities of its mineral properties, or upon the Company’s ability to dispose of its interests on a profitable basis. The carrying value of the Company’s mineral properties does not reflect current or future values.

The Company believes that based on its current working capital, it could sustain its operations and maintain its minimum obligations, including general corporation activities for the next 12 months.

2.	Basis of Presentation and Consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) under International Financial Reporting Standards (“IFRS”). The principal accounting policies applied in the preparation of these interim financial statements are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2015 and have been applied consistently to all the periods presented, unless otherwise stated.

These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2015.

These interim financial statements are presented in U.S. dollars, the functional currency of the Company, and incorporate the financial statements of the Company and its subsidiaries. All material intercompany transactions, balances, and expenses are eliminated on consolidation.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

3.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total
Cost	$	$	$	$
Balance, December 31, 2014	128	151	343	622
Disposal during the period	(59)	(55)	(227)	(341)
Balance, December 31, 2015	69	96	116	281
Balance, June 30, 2016	69	96	116	281
Accumulated depreciation
Balance, December 31, 2014	128	128	301	556
Depreciation for the period		4	6	10
Disposal during the period	(59)	(43)	(197)	(299)
Balance, December 31, 2015	69	89	110	267
Depreciation for the period		1	5	6
Balance, June 30, 2016	69	90	115	273
Carrying value
At December 31, 2015	-	7	6	14
At June 30, 2016	-	6	1	8

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

4.	Mineral Properties

The Company is in the business of exploring and developing its copper assets at the state of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the drilling results, the continuing participation of Freeport Nevada, or the Company’s ability to raise funds.

Total mineral property acquisition and exploration costs for the six months ended June 30, 2016, are listed in the table below; detailed description of the mineral properties are disclosed in Note 5 of the Company’s audited consolidated financial statements for the year ended December 31, 2015.

	United States					Mexico
Mineral Properties	MacArthur	Yerington	Bear	Herbert	Other
	Copper	Copper	Copper	Gold	Properties	Nieves	Total
Acquisition
Balance, December 31, 2015	3,501	3,565	1,178	153	588	636	9,621
Additions (recovery)		58	1,263			(636)	685
Impairments				(71)		-	(71)
Balance, June 30, 2016	3,501	3,623	2,441	82	588	-	10,235

Exploration
Balance, December 31, 2015	14,831	5,519	(1,403)	1,374	106	252	20,679
Geological		36	473				509
Geophysical
Geochemical			76				76
Drilling			1,150				1,150
Technical / Environmental		138	95				233
Other			3				3
Additions		174	1,797				1,971
Impairments				(1,374)			(1,374)
Balance, June 30, 2016	14,831	5,693	394	-	106	252	21,276
Option payment (recovery)	(2,775)		(1,050)			(252)	(4,077)
Total acquisition and exploration
Balance, June 30, 2016	15,557	9,316	1,785	82	694	-	27,434
Total acquisition and exploration
Balance, December 31, 2015	18,332	9,084	(226)	1,528	694	888	30,300

a)	Yerington Assets

On June 13, 2014, the Company entered into an Option Agreement with Freeport Nevada, which sets out terms for exploration of the Company’s copper properties in the Yerington District, Nevada, including MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”. All Yerington Assets are held 100% in Singatse Peak Services LLC (“SPS”), a wholly owned subsidiary of the Company.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Pursuant to the terms of the Option Agreement, amended and extended, Freeport Nevada has the right to earn an initial interest of 55% in SPS by funding a total of $40.75 million over three stages in four years, subject to extension, (“Option Period”) starting June 2014.

On June 13, 2016, Stage 2, started on June 13, 2015, was extended for up to four additional periods of six months each by Freeport Nevada making the following payments to SPS: $1.8 million on June 13, 2016 (received); $1.25 million on December 13, 2016; and $1.35 million each on June 13, 2017 and December 13, 2017, respectively.

SPS intends to use these option payments for property maintenance, general administration and environmental compliance at its Yerington Assets. Details and status of the Option Agreement as of June 30, 2016, are listed below:

Three-Stages	Option Period	Funding Requirement	Funds Received
Stage 1 - completed	June 13, 2014 – June 13, 2015	$2.5 million	$2.5 million
Stage 2 - extended	June 13, 2015 – June 13, 2018	$12.35 million	$8.4 million
Stage 3 - optional	June 13, 2018 thereafter	$25.9 million	$Nil

Freeport Nevada has the right to terminate the Option Agreement at any time with 60 days’ notice. In the event of such a termination, Freeport Nevada would have not earned any interest in the Company’s Yerington Assets.

(i)	MacArthur Property, Nevada

The Company acquired a 100% interest in the MacArthur property in January 2015 through an option agreement with North Exploration LLC dated September 2005 for total consideration of $2.2 million (paid).

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty in consideration for $1.0 million.

(ii)	Yerington Property, Nevada

The Company acquired a 100% interest in the Yerington property on April 27, 2011, by making a $500,000 cash payment and issuing 250,000 common shares of the Company. The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

(iii)	Bear Deposit, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, the Company is required to make approximately $6.24 million over ten years in cash payments ($2.72 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Payments due under the five option agreements by year are as follows:

•	$329,258 due in 2013 (paid)
•	$341,258 due in 2014 (paid)
•	$788,258 due in 2015 (paid)
•	$1,363,258 due in 2016 ($1,263,258 paid), and
•	$3,418,526 in aggregate from 2017 to 2022.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

(iv)	Wassuk Property, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.51 million in cash payments ($650,000 paid) and incur a work commitment of $300,000 by August 1, 2018 as below:

•	$390,000 prior payments before August 23, 2013 (paid)
•	$80,000 each on or before August 1, 2014 and 2015 (paid)
•	$100,000 on or before August 1, 2016 (paid)
•	$200,000 each on or before August 1, 2017 and 2018, and
•	$230,000 each on or before August 1, 2019 and 2020.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

b)	Nieves Silver Concessions, Mexico

On December 29, 2014, the Company entered into a Stock Purchase Agreement (“Nieves Agreement”) to sell its 50% interest in the Nieves property to its exploration partner Blackberry Ventures 1, LLC (“Blackberry”) for $4.0 million. $1.0 million was paid on December 31, 2014, with $1.0 million each due on March 1, 2015, September 1, 2015, and March 1, 2016. Blackberry would earn an additional 12.5% interest in the Nieves property upon each payment.

In February and May 2016, the Company had agreed to reduce the total payment from $4.0 million to $3.5 million, subject to certain conditions. On June 30, 2016, the Nieves Agreement was concluded with payment of the final $1.0 million tranche received from Blackberry.

During the six months ended June 30, 2016, Blackberry paid a $25,000 penalty for a delay in payment, $30,000 interest at 6% per annum on the amounts owed, and $77,724 geological personnel costs paid by the Company for the period August 1, 2015, to March 31, 2016.

As of June 30, 2016, the Company no longer holds any interest in assets in Mexico.

c)	Herbert Gold Property, Alaska

The Company acquired a 100% interest in Herbert Gold property through an option agreement in November 2007, and entered into a joint venture agreement with Grande Portage Resources Ltd. (“Grande Portage”) in October 2011. In June 2012 Grande Portage earned its 65% interest in the property by spending $1.25 million in exploration according to the joint venture agreement, and the Company owned the remaining 35% since then.

On July 14, 2016, the Company announced the sale of its 35% interest to Grande Portage for 1,182,331 common shares, or 9% of the issued and outstanding shares of Grande Portage. The TSX-V approved this transaction on July 29, 2016.

As result of this sale transaction, the Company impaired the Herbert Gold property by $1.44 million to reflect the fair market value of Grande Portage shares of $82,380 on June 30, 2016.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

d)	Other Non-Core Assets

On October 3, 2014, Freeport-McMoRan Mineral Properties Inc. (“FMMP”) acquired the remaining interests in three of the Company’s mineral properties for $5 million ($4.5 million received) and 19 million (17.1 million vested) share purchase warrants. $1.0 million was received on Oct 3, 2014, the remaining $4.0 million was payable in $500,000 tranches every three months commenced January 1, 2015.

The Company discounted the value of the $5 million at 5% and accretes interest to income on the effective interest method. During the six months ended June 30, 2016, the Company received $1.0 million and accrued $52,600 interest income related to the receivable. $500,000 was received on July 1, 2016, and the final tranche of $500,000 will be received on October 1, 2016.

5.	Loan Payable

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit.

The Loan Payable bears a simple interest rate of 5% per annum and is due 180 days following written notice of termination of the Option Agreement by Freeport Nevada. The Company can extend the 180 days by paying an extension fee of 5% of the outstanding principal and provided the interest accrued does exceed $100,000.

In the event Freeport Nevada elects to enter Stage 3 of the Option Agreement, the $500,000 may be credited to the Freeport Nevada future funding obligation.

6.	Convertible Notes

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit was priced at $1,000 and comprised of one non-transferable convertible redeemable promissory note (“Note”) and 11,442 non-transferable warrants. Each warrant entitles the holders to purchase one common share of the Company at a price of CAD$0.16 per share until January 2, 2017 (extended), subject to an acceleration provision.

The Note bears a simple interest rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

The Notes provide the following terms as to conversion or redemption:

(i)	The outstanding principal amount of each Note may be converted by the Note holder into common shares of the Company at the rate of CAD$0.10 per share at any time until maturity.
(ii)	The Notes automatically convert into common shares at CAD$0.10 per share in the event the closing price of the shares is CAD$0.12 or higher for 10 consecutive trading days.
(iii)

The Company may, prior to conversion, redeem the principal amount of the notes outstanding by paying to the holders the principal amount of the Notes together with interest in cash at the rate of 15% per annum calculated to the date of such redemption.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

	June 30,	December 31,
	2016	2015
	$	$
Fair value of convertible note at maturity	500	500

Fair value of convertible note at date of issue	298	298
Cumulative accretion	350	277
Change on extension of expiry date	(196)	(196)
Balance at reporting date	452	379

7.	Derivative Liability

Share purchase warrants issued with an exercise price denominated in a currency other than the Company’s functional currency are considered derivative instruments. As such they are classified as financial liabilities measured at fair value and are re-measured each reporting period with all changes recorded as a component of net loss.

In connection with the non-brokered private placement closed on July 2, 2014, and an Asset Purchase Agreement with FMMP on October 3, 2014, the Company issued 5.721 million and 19 million share purchase warrants to the unit holders. As these warrants are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to foreign exchange fluctuation, they are classified as derivative liabilities and carried at fair value. The warrants are therefore required to be revalued at FVTPL at each reporting date.

The derivative liability component is revalued at each reporting date and the following assumptions were used for June 30, 2016: volatility of 141%, expected term of 3.5 year, discount rate of 0.54% and dividend yield of 0%.

The following table sets out the changes in derivative liability:

		Fair value
	Number of Warrants	assigned ($)
At December 31, 2014	48,810,000	1,293
Warrants extension	(29,810,000)	(1,280)
Change in fair value estimates	-	1,207
Change in contract of warrant	5,721,000	172
At December 31, 2015	24,721,000	1,392
Change in fair value estimates	-	(721)
At June 30, 2016	24,721,000	671

8.	Share-Based Payments

	a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

	June 30, 2016		December 31, 2015
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD)	Options	Exercise Price (CAD)
Outstanding, beginning of period	15,765,000	$0.38	15,400,000	$0.55
Granted	3,025,000	$0.065	2,635,000	$0.12
Expired	(200,000)	$(1.60)	(2,270,000)	$(1.25)
Outstanding, end of period	18,590,000	$0.32	15,765,000	$0.38
Exercisable, end of period	18,190,000	$0.32	15,765,000	$0.38

The following table summarizes stock options outstanding by expiry dates with exercise and fair value at the date of recording in Canadian dollars:

Exercise price	Fair Value		Number of Options Outstanding
(CAD$)	(CAD$)	Expire Date	June 30, 2016	December 31, 2015
$1.60	$0.96	March 24, 2016	-	200,000
$1.25	$0.74	August 9, 2016	2,370,000	2,370,000
$0.90	$0.51	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	2,520,000	2,520,000
$0.16	$0.12	September 19, 2018	3,810,000	3,810,000
$0.10	$0.06	June 25, 2019	2,830,000	2,830,000
$0.05	$0.04	December 31, 2019	1,000,000	1,000,000
$0.05	$0.04	March 26, 2020	200,000	200,000
$0.13	$0.10	July 16, 2020	2,435,000	2,435,000
$0.065	$0.06	April 14, 2021	3,025,000	-
			18,590,000	15,765,000

The weighted average remaining contractual life for options outstanding at June 30, 2016, was 4 years (December 31, 2015 – 2.65 years).

Subsequent to June 30, 2016, 2,370,000 stock options exercisable at CAD$1.25 were expired unexercised.

The Company used the following assumptions in the Black-Scholes option pricing model: volatility 141% (143% 2015), risk-free rate 0.6% (0.5% 2015), 5 year life and 0% forfeiture rate as well as expected dividend yield.

Share-based payment expenses were allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Consultants	31	-	31	4
Directors and officers	85	2	85	8
Employees	20	-	20	-
	136	2	136	12

b)	Share purchase warrants

As of June 30, 2016, and December 31, 2015, 54.531 million warrants were outstanding at a weighted average exercise price of $0.14. The following table summarizes information about warrants outstanding by expiry dates:

Expiry date		Exercise price	June 30, 2016	December 31, 2015
January 2, 2017	CAD	0.16	5,721,000	5,721,000
September 13, 2018		$0.15	29,810,000	29,810,000
October 3, 2019		$0.16	19,000,000	19,000,000
			54,531,000	54,531,000

9.	Related Party Transactions

a)

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $300,000 and CAD$450,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Salaries	98	141	145	283
Directors' fees	9	-	18	-
Share-based payments	85	2	85	8
	193	143	248	291

Director fees were re-instated beginning July 1, 2015, at a total amount of CAD$47,500 per annum payable equally on a quarterly basis.

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. It provides office space and general office and administrative services for a monthly fee of CAD$13,000 of which CAD$5,000 can be cancelled with a 30-day notice.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

10.	Supplemental Cash Flow Information

	June 30,	December 31,
	2016	2015
Non-cash items	$	$
Mineral property expenditures included in accounts payable	36	398
Non-cash change in contract of warrant derivative liability	-	1,280
Non-cash change in extension of convertible note	-	215

Cash & cash equivalents
Cash attributable to Quaterra	1,615	1,911
Cash attributable to Freeport Nevada	1,730	1,611
Short-term investments - Quaterra	1,000	1,000
	4,345	4,522

11.	Segmented Information

The Company has one business segment, the exploration of mineral properties. As of June 30, 2016, all the Company’s significant non-current assets are located in the United States.

12.	Capital Management and Financial Instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

There were no changes in the Company’s approach to capital management during the period ended June 30, 2016.

The Company’s activities expose it to a variety of risks arising from financial instruments. The Company examines the various financial instrument risks to which it is exposed and assesses the impact, and the Company concluded the likelihood of these risks is remote.

Fair value

The recorded amount for cash, amounts due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of reclamation bonds approximate their fair values, as these balances are redeemable on demand.

The derivative liability is measured at fair value and categorized in Level 3 at $670,911 (December 31, 2015 - $1,391,956). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 7, as determined at the reporting date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

13.	Commitments and Contingencies

a)

The Company has a five-year service agreement with Manex until August 31, 2017, at a monthly rate of CAD$8,000. The Company may terminate the service agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the service agreement.

b)

To acquire certain mineral property interests in Nevada, the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.